SECUR[illegible]SSION

05036737

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-6857

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 2 2005 WASH. D.C. 152

3-8-05

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUSO Partners, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Shades Creek Parkway, Suite 700
(No. and Street)

Birmingham	AL	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cheryl Witt 205-380-1728
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gary Hutto Management Consulting, LLC
(Name – *if individual, state last, first, middle name*)

PO Box 382823	Birmingham	AL	35238-2823
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 1 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

We, Charles R. White and Declan E. O'Beirne, swear (or affirm) that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of CUSO Partners, LLC (the Company), as of December 31, 2004 are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

Signature

President and Chief Executive Officer
Title

Declan E. O'Beirne
Signature

Chief Financial Officer
Title

Notary Public

CONTENTS OF REPORT

This report contains (check all applicable boxes)

X	(a)	Facing page
X	(b)	Statement of Financial Condition
	(c)	Statement of Operations
	(d)	Statement of Changes in Financial Condition
	(e)	Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors Capital
	(f)	Statements of Changes in Liabilities Subordinated to Claims of General Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of Reserve Requirements Under Exhibit A to Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Gary Hutto Management Consulting, LLC
PO Box 382823
Birmingham, AL 35238-2823

Independent Auditor's Report

The Members
CUSO Partners, L.L.C.:

I have audited the accompanying statement of financial condition of CUSO Partners, L.L.C., a Delaware limited liability company, (the Company) as of December 31, 2004. The statement of financial condition is the responsibility of the Company's management. My responsibility is to express an opinion on the statement of financial condition based on my audit. The statement of financial condition of the Company as of December 31, 2003, was audited by other auditors whose report dated January 23, 2003, expressed an unqualified opinion on that statement.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CUSO Partners, L.L.C. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Gary Hutto Management Consulting, LLC

February 11, 2005

CUSO PARTNERS, L.L.C.

Statements of Financial Condition

December 31, 2004 and 2003

Assets	**2004**	**2003**
Cash	$ 411,359	$ 356,160
Commissions Receivable	39,590	30,655
Related Party Receivables	5,000	-
Furniture and Fixtures (less accumulated depreciation of $7,568 and $4,103 in 2004 and 2003, respectively)	4,303	2,319
Other Assets	40,720	34,179
Total Assets	**500,972**	**$ 423,313**

Liabilities and Members' Equity

Other Liabilities	$ 46,943	$ 55,909
Members' Equity	454,029	367,404
Total Liabilities and Members' Equity	**$ 500,972**	**$ 423,313**

See accompanying notes to statements of financial condition.

(1) Summary of Significant Accounting Policies

(a) Nature of Operations and Basis of Accounting

CUSO Partners, L.L.C. (the Company), a Delaware limited liability company, is engaged in the buying and selling of investment securities as a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company began its operations on February 28, 2002 and has added members and member classes since that date. Its primary business consists of a credit union service organization providing security brokerage services to its members who generate substantially all of its commission revenue.

The Company has two offices: one located in Birmingham, Alabama and the other in Little Rock, Arkansas. The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America. All securities transactions are settled through a clearing broker on a fully disclosed basis.

Sterne, Agee & Leach, Inc. (SAL or Clearing Firm) serves as the carrying broker, to clear and perform the majority of other back office operations and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the Securities and Exchange Commission. Under the terms of the Company's agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account, although management expects no losses under this agreement. Furthermore, the Company is a correspondent of the Sterne Agee Capital Markets (SACM or Reintroducing Firm), an affiliate of SAL.

The Company's membership consists solely of either federal or state chartered credit unions. Participation in management, specially allocated revenues, participations in other profits and expenses depends on the member's membership class. For example, the Members class can vote and make up the management committee of the Company and receive certain specially allocated revenues and participations in other income and expenses. The L class does not vote or serve on the management committee but has the same specially allocated revenues and participations in other income and expenses as the Members class. The S class members receive specially allocated revenues but receive a lower percentage because they are not allocated either other income or expenses. The S class also does not have voting rights.

(b) Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The carrying amounts reported in the accompanying statements of financial condition for cash and cash equivalents approximate their fair values.

(c) Furniture and Fixtures

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets ranging from three to five years.

(d) Accounting for Securities Transactions and Commissions

Securities owned and receivables/payables with brokers and customers are recorded on the trade date basis.

(e) Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes, and thus no income tax liability has been recorded in the accompanying statement of financial condition. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is generally specially allocated according to defined percentages and transactions among the members in accordance with the *Amended and Restated LLC Agreement of CUSO Partners, L.L.C.* as amended from time through actions of the Members class.

(f) Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) **Contingent Liabilities and Commitments**

There were no contingent liabilities or commitments outstanding as of December 31, 2004 or 2003. Furthermore, there were no liabilities subordinated to claims of general creditors during the years ended December 31, 2004 and 2003. The Company is subject to the risk of litigation occurring in the ordinary course of its business. However, on the basis of information furnished by legal counsel and others, management is not aware of any potential litigation against the Company.

(3) **Intangible Asset**

During 2004 and 2003, the Company performed impairment tests and determined that there is no impairment of the single $30,000 unamortized intangible asset reflected in the December 31, 2004 and 2003 statements of financial condition.

(continued)

This intangible represents the value of the broker-dealer license held by the Company. Under Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* intangible assets with indefinite lives are not amortized but, rather, are evaluated for impairment annually.

(4) **Regulatory Requirements**

Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At December 31, 2004 and 2003, the Company had net capital of $399,406 and $295,651, which was $394,406 and $290,651 in excess of required net capital, respectively.

The Company claims an exemption from the provisions of the Securities and Exchange Commission's Customer Protection—Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of the Rule.

(5) **Transactions with Clearing Firm**

As further discussed in note 1, SAL and SACM provide reintroducing services and clearing services to the Company in the normal course of operations. In addition, pursuant to the *Exclusive Management Services Agreement* between SACM and the Company (the Services Agreement), SACM provides certain general management, regulatory, compliance and trading services to the Company.

SAL serves as custodian for the Company for cash and other property owned by it or in its fiduciary accounts. Substantially all of the cash shown in the accompanying statements of financial condition is, or was, held by SAL in interest bearing brokerage accounts. One such account, a clearing deposit account, maintains a $10,000 balance. Any interest earned by the clearing deposit account is swept monthly to the Company's operating brokerage account.

As of December 31, 2004 and 2003, Sterne owed the Company $39,590 and $30,655, respectively, in net commissions receivable. Sterne uses a clearing account to determine net commissions receivable. Sterne uses this account to record a) commissions due the Company, b) execution and clearing expenses due Sterne and c) expenses paid by Sterne on behalf of the Company. The amounts shown in the accompanying statements of financial condition as commissions receivable are net of the expenses described in the preceding sentence.

(6) **Related Party Transactions**

The four employees of the Company, including the President and CFO, are also employees of Sterne but receive no compensation for their services in connection

(continued)

with the work they perform for the Company and, accordingly, no accrued payroll, accrued or withheld payroll taxes, or accrued bonuses are reflected in the accompanying statements of financial condition. As explained in footnote 5 above, the Company, pursuant to the Services Agreement receives a fee for its management of the Company, which it nets against commissions receivable.

The $5,000 related party receivable shown on the accompanying statements of financial condition as of December 31, 2004, pertains to an employee advance. This employee advance was repaid to the Company in full on January 12, 2005.

(continued)